SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                            SCHEDULE 13D
                          (Amendment No. 3)

                UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                        BARGO ENERGY COMPANY
                          (Name of Issuer)

                 COMMON STOCK, PAR VALUE $.01 PER SHARE
                     (Title of Class of Securities)


                           067587  10 5
                          (CUSIP Number)

                            B. CARL PRICE
                        BARGO ENERGY COMPANY
                      700 LOUISIANA, SUITE 3700
                        HOUSTON, TEXAS 77002
                           (713) 236-9792
          (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                          May 14, 1999
            (Date of event which requires filing
                      of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box.  ___

NOTE:     Schedules filed in paper format shall include a signed
original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D

CUSIP No.: 067587 10 5                        Page 2 of 9 Pages
___________________________________________________________________
     1     NAME OF REPORTING PERSON (entities only)

           B. CARL PRICE
___________________________________________________________________
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)     [ ]
                                                (b)     [X]
___________________________________________________________________
     3     SEC USE ONLY

___________________________________________________________________
     4     SOURCE OF FUNDS

           Not Applicable
___________________________________________________________________
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(E)               [ ]
___________________________________________________________________
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
___________________________________________________________________
Number of     7     SOLE VOTING POWER        1,740,000
Shares Bene-        _______________________________________________
ficially      8     SHARED VOTING POWER      0
Owned by            _______________________________________________
Each Report-  9     SOLE DISPOSITIVE POWER   1,740,000
ing Person          _______________________________________________
With          10    SHARED DISPOSITIVE POWER 0
___________________________________________________________________

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

           1,740,000
___________________________________________________________________
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                    [ ]
___________________________________________________________________
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.88%
___________________________________________________________________
     14    TYPE OF REPORTING PERSON

           IN
___________________________________________________________________

ITEM 1.     SECURITY AND ISSUER.

     The Statement on Schedule 13D (the "Schedule 13D"), dated September 16, 1993, filed by B. Carl Price, relating to the beneficial ownership of common stock, par value $.01 per share (the "Common Stock"), of Bargo Energy Company, a Texas Corporation (the "Issuer" or "Bargo"), formerly Future Petroleum Corporation, a Utah corporation, and amended and supplemented by Amendment No. 1 to the Schedule 13D, dated August 14, 1998, filed by B. Carl Price and Amendment No. 2 to the Schedule 13D, dated December 15, 1998, filed by B. Carl Price is hereby amended and supplemented as set forth below. Other than as set forth below, the
Schedule 13D, as amended, is unchanged. The address of the principal executive offices of the Issuer is 700 Louisiana, Suite 3700, Houston, Texas 77002.


ITEM 2.     IDENTITY AND BACKGROUND.

     Except as otherwise provided below, Item 2 of the Schedule 13D remains unchanged.

     The following person ("Reporting Person") is filing this Schedule
13D:

     The principal business address and office of B. Carl Price
("Reporting Person") is located at 700 Louisiana, Suite 3700, Houston, Texas 77002. Mr. Price's principal occupation is Vice President-
Corporate Development of the Issuer.

     The Reporting Person identified in this Item 2 has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person identified in this Item 2 has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     ISSUANCE OF CAPITAL STOCK

     On May 14, 1999, the Issuer closed a transaction pursuant to which it issued and sold to Kayne Anderson Energy Fund, L.P. ("Kayne"), BancAmerica Capital Investors SBIC I, L.P. ("BancAmerica"), Eos Partners, L.P., Eos Partners SBIC, L.P., Eos Partners SBIC II, L.P. (collectively, "Eos"), Energy Capital Investment Company PLC, EnCap Energy Capital Fund III-B, L.P., BOCP Energy Partners, L.P., EnCap Energy Capital Fund III, L.P. (collectively, "EnCap") and SGC Partners II LLC ("SGC" and together with Kayne, BancAmerica, Eos and EnCap, the "Investors") shares of a newly created class of preferred stock. Pursuant to a Stock Purchase Agreement between the Issuer and the Investors, five million shares of the Issuer's Cumulative Redeemable Preferred Stock, Series B ("Preferred Stock") were issued in exchange for an aggregate purchase price of $50 million. As additional consideration, the Issuer issued an aggregate of 43,815,810 shares of its Common Stock to the Investors equal to 40% of the outstanding Common Stock (on a fully diluted basis). If the Issuer redeems all of the outstanding shares of Preferred Stock prior to May 14, 2001, the Investors must sell back to the Issuer, for a nominal amount, 12.5% of the shares of Common Stock originally issued to the Investors.

     Dividends on the Preferred Stock equal to 10% per annum are payable quarterly. The dividend rate is subject to increase (but in no event to more than 16%) or decrease (but in no event to less than 10%) based upon the Issuer's ratio of assets to liabilities which is calculated on January 1 and July 1 of each year or at such other time as requested by the Investors. The Preferred Stock may be redeemed at any time by the Issuer and must be redeemed upon the occurrence of certain events, including upon the fifth anniversary of the issue date or upon a change of control. A change of control is deemed to occur upon any merger, reorganization, purchase or sale of more than 50% of the Issuer's voting securities, the sale of substantially all of the assets of the Issuer or at any time Tim Goff ceases to serve as the Issuer's Chief Executive Officer. The Issuer is prohibited from taking certain actions, including authorizing, creating or issuing any shares of capital stock, amending the articles of incorporation of the Issuer and authorizing a merger or change of control, without the consent of the holders of a majority of the outstanding shares of Preferred Stock.

     SECOND AMENDED AND RESTATED SHAREHOLDERS' AGREEMENT

     In connection with the transaction, the Issuer, Bargo Energy Resources, Ltd., TJG Investments, Inc., Bargo Energy Company, Tim J. Goff, Thomas Barrow, James E. Sowell and Bargo Operating Company, Inc. (collectively, the "Bargo Group"), B. Carl Price, Don Wm. Reynolds (Mr. Price and Mr. Reynolds are referred to as the "Price Group"), EnCap Equity 1994 Limited Partnership and the Investors entered into a Second Amended and Restated Shareholders' Agreement ("Shareholders' Agreement"). Under the Shareholders' Agreement, the holders of the Preferred Stock have the right, for so long as the Preferred Stock is outstanding and until the occurrence of certain other events, to appoint designated nominees to the Board of Directors. Accordingly, as part of these transactions, B. Carl Price, Mary Elizabeth Vanderhider and Kimberley G. Seekely have resigned from Bargo's Board of Directors. Of the three vacancies on the Board of Directors, one will be filled by a nominee to be named by Kayne, one was filled by a nominee of BancAmerica and one was filled by a nominee of Eos and SGC. Brian D. Young was appointed to serve as the Eos/SGC nominee and J. Travis Hain was appointed to serve as BancAmerica's nominee. The EnCap entities have the right to appoint two nominees to the Board of Directors and the members of the Bargo Group have the right to appoint two nominee to the Board of Directors. The Price Group no longer has the right to appoint nominees to the Board of Directors. The continuing members of Bargo's Board are Tim J. Goff and Thomas D. Barrow (as the Bargo Group nominees) and Gary
R. Petersen and D. Martin Phillips (as the EnCap nominees). The Shareholders' Agreement also sets forth certain rights of first refusal and tag along rights among the parties thereto.

     The provisions of the Shareholders' Agreement relating to voting and transfer of Common Stock may be deemed to form a group composed of the parties to the Shareholders' Agreement.

     SECOND AMENDMENT TO REGISTRATION RIGHTS AGREEMENT

     The Issuer, the Investors and EnCap Equity 1994 Limited
Partnership also entered into a Second Amendment to Registration Rights Agreement dated May 14, 1999 ("Second Amendment") providing for registration rights for the shares of Common Stock of Bargo issued to the Investors. The Reporting Person consented to the Second Amendment.

     AMENDMENT TO ISSUER'S BYLAWS

     In connection with the transaction, the Issuer amended its Bylaws to provide that for so long as each of (i) EOS and SGC (jointly), (ii) Kayne, (iii) BancAmerica, (iv) EnCap and (v) the Bargo Group (each, a "Nominee Group") is entitled to nominate one or more persons to the Board of Directors of the Issuer as provided in the Shareholders' Agreement, no act shall be deemed to be an act of the Board of Directors or to be authorized and approved by the Board of Directors without the approval of at least three directors that are nominated by at least three separate Nominee Groups. In addition, Article VIII of the Bylaws providing certain voting rights to the nominee of the Bargo Group, was deleted.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4.     PURPOSE OF TRANSACTION.

     Not applicable. Item 4 of the Schedule 13D, as amended, remains unchanged.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     Except as otherwise provided below, Item 5 of the Schedule 13D remains unchanged.

     The following describes the number of shares of Common Stock, including shares of Common Stock issuable upon exercise or conversion of derivative securities and the percent of outstanding Common Stock owned by the Reporting Person and the parties to the Shareholders' Agreement and their officers, directors, partners and control person ("Related Parties"), other than those Related Parties that own no shares of Common Stock or securities convertible into or exerciseable for shares of Common Stock. All percentages are based on 48,357,786 shares of Common Stock issued and outstanding on May 14, 1999, as represented by Bargo in the Stock Purchase Agreement dated May 14, 1999 between Bargo and the Investors, plus 43,815,810 shares of Common Stock issued to the Investors on May 14, 1999.


                                     Shares Outstanding   Derivative Securities
              Name                   Sole       Shared       Sole    Shared
-------------------------------------------------------------------------------
Bargo Energy Company(8)              --      7,078,333(2)    --        --
Bargo Energy Resources, Ltd.(8)      --      4,694,859(3)    --      250,000(4)
Bargo Operating Company, Inc.(8)     --      4,954,859(5)    --      250,000(4)
Tim J. Goff(8)                  8,406,667   13,288,192(6)    --      250,000(4)
TJG Investments, Inc.(8)             --      1,255,000(7)    --        --
Thomas D. Barrow (8)            8,666,667        --          --        --
James E. Sowell(8)              8,666,666        --          --        --
Energy Capital
  Investment Company PLC(8)          --      4,241,598       --        --
EnCap Equity 1994
  Limited Partnership(8)        2,424,973        --          --        --
EnCap Energy Capital
  Fund III, L.P.(8)             5,583,755        --          --        --
EnCap Energy Capital
  Fund III-B, L.P.(8)           4,222,999        --          --        --
BOCP Energy Partners,
  L.P.(8)                           --       1,366,277       --        --
EnCap Investments,
  L.L.C.(8)                         --      17,839,602       --        --
B. Carl Price                   1,126,869        --        613,131(9)  --
Don Wm. Reynolds(8)               753,362        --          --        --
Kayne(8)                        8,763,162        --          --        --
BancAmerica(8)                 13,144,743        --          --        --
SGC Partners II LLC(8)          4,381,581        --          --        --
Eos Partners, L.P.(8)             328,619        --          --        --
Eos Parnters SBIC, L.P.(8)      3,417,633        --          --        --
Eos Partners SBIC II, L.P.(8)     635,329        --          --        --


                                                  Total
              Name                         Number         %(1)
-------------------------------------------------------------------------------
Bargo Energy Company (8)                  7,078,333           7.68%
Bargo Energy Resources, Ltd. (8)          4,944,859           5.35%
Bargo Operating Company, Inc. (8)         5,204,859           5.63%
Tim J. Goff (8)                          21,944,859          23.74%
TJG Investments, Inc.(8)                  1,255,000           1.36%
Thomas D. Barrow (8)                      8,666,667           9.40%
James E. Sowell (8)                       8,666,666           9.40%
Energy Capital
  Investment Company PLC(8)               4,241,598           4.60%
EnCap Equity 1994
  Limited Partnership(8)                  2,424,973           2.63%
EnCap Energy Capital
  Fund III, L.P.(8)                       5,583,755           6.06%
EnCap Energy Capital
  Fund III-B, L.P.(8)                     4,222,999           4.58%
BOCP Energy Partners,
  L.P.(8)                                 1,366,277           1.48%
EnCap Investments,
  L.L.C.(8)                              17,839,602          19.35%
B. Carl Price                             1,740,000           1.88%
Don Wm. Reynolds(8)                         753,362           0.82%
Kayne(8)                                  8,763,162           9.51%
BancAmerica(8)                           13,144,743          14.26%
SGC Partners II LLC(8)                    4,381,581           4.75%
Eos Partners, L.P.(8)                       328,619           0.36%
Eos Parnters SBIC, L.P.(8)                3,417,633           3.71%
Eos Partners SBIC II, L.P.(8)               635,329           0.69%

______________

(1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the derivative securities (on an as converted basis) owned by such stockholder divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) owned by such stockholder.

(2) Bargo Energy Company ("Bargo Energy") shares voting and investment power with respect to these shares with Tim J. Goff.

(3) Bargo Energy Resources, Ltd. ("Resources") shares voting and investment power jointly with Tim J. Goff and Bargo Operating Company, Inc. ("Bargo Operating") with respect to these shares.

(4) Represents warrants to purchase Common Stock over which Resources, Bargo Operating and Tim J. Goff share voting and investment power.

(5) Bargo Operating shares voting and investment power with respect to 4,694,859 shares jointly with Tim J. Goff and Resources. Bargo Operating also shares voting and investment power with Tim J. Goff with respect to an additional 260,000 shares of Common Stock.

(6) Mr. Goff shares voting and investment power with TJG Investments, Inc. ("TJG") with respect to 1,255,000 shares, with Bargo Energy with respect to 7,078,333 shares, and jointly with Bargo Operating and Resources with respect to 4,694,859 shares. Mr. Goff also shares voting and investment power with Bargo Operating with respect to an additional 260,000 shares of Common Stock.

(7) TJG shares voting and investment power with respect to these shares with Tim J. Goff.

(8) Based on representations made by this party and information filed in a Schedule 13D with the Securities and Exchange
        Commission.

(9) Includes 550,000 shares of Common Stock that may be acquired pursuant to employee stock options which may be exercised immediately. Also includes 63,131 shares of Common Stock, the maximum number of shares which Mr. Price has the right to acquire during the 60 days following May 14, 1999 under an employment agreement with Bargo. Under this agreement, Mr. Price may elect to receive all or a portion of his salary in shares of Common Stock at a price per share of $0.33 per share until December 31, 1999. From January 1, 2000 and until the employment agreement terminates, the purchase price per share is the average midpoint between the bid and asked price of the Common Stock on the OTC Bulletin Board for the last five days of the calendar year prior to the year the compensation is earned. The 63,131 shares included in the foregoing table represents the maximum number of shares which Mr. Price could acquire during the 60 day period following May 14, 1999 if he converted all of his salary into shares of Common Stock.

     There were no transactions, in the Common Stock effected by the Reporting Persons, during the past sixty days. Except as described under Item 2 above, to the best of the Reporting Persons' knowledge, there were no transactions in the Common Stock effected during the past sixty days by the persons described above.

     All shares of Common Stock, including shares of Common Stock issuable upon the exercise of outstanding warrants are subject to the voting and transfer provisions of the Shareholders' Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     Except as otherwise provided below, Item 6 of the Schedule 13D remains unchanged.

     Except as set forth in Items 2, and 5 or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other person with respect to the shares of Common Stock deemed to be beneficially owned by the Reporting Persons.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     Except as otherwise provided below, Item 7 of the Schedule 13D remains unchanged.

Exhibit Number                     Description
______________________________________________________________________
      Exhibit 4.1 Second Amended and Restated Shareholders' Agreement, dated May 14, 1998, by and among Bargo Energy Company, B. Carl Price, Don Wm. Reynolds, Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership, Bargo Energy Resources, Ltd., TJG Investments, Inc., Bargo Energy Company, Tim
                         J. Goff, Thomas Barrow, James E. Sowell,
                         Bargo Operating Company, Inc., EnCap Energy
                         Capital Fund III-B, L.P., BOCP Energy
                         Partners, L.P., EnCap Energy Capital Fund
                         III, L.P., Kayne Anderson Energy Fund, L.P.,
                         BancAmerica Capital Investors SBIC I, L.P.,
                         Eos Partners, L.P., Eos Partners SBIC, L.P.,
                         Eos Partners SBIC II, L.P., and SGC Partners
                         II LLC.

     Exhibit 4.2        Consent to Amendment to Registration Rights
                         Agreement by TJG Investments, Inc., Bargo
                         Energy Company, Bargo Energy Resources, Ltd., Bargo Operating Company, Inc., Tim J. Goff, Thomas Barrow, James E. Sowell, B. Carl Price, Don Wm. Reynolds, Christie Price, Robert Price and Charles D. Laudeman.

                             SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     May 14, 1999

                           /s/ B. Carl Price
                           B. Carl Price


Exhibit Number                     Description
______________________________________________________________________
     Exhibit 4.1 Second Amended and Restated Shareholders' Agreement, dated May 14, 1998, by and among Bargo Energy Company, B. Carl Price, Don Wm. Reynolds, Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership, Bargo Energy Resources, Ltd., TJG Investments, Inc., Bargo Energy Company, Tim
                         J. Goff, Thomas Barrow, James E. Sowell,
                         Bargo Operating Company, Inc., EnCap Energy
                         Capital Fund III-B, L.P., BOCP Energy
                         Partners, L.P., EnCap Energy Capital Fund
                         III, L.P., Kayne Anderson Energy Fund, L.P.,
                         BancAmerica Capital Investors SBIC I, L.P.,
                         Eos Partners, L.P., Eos Partners SBIC, L.P.,
                         Eos Partners SBIC II, L.P., and SGC Partners
                         II LLC.

     Exhibit 4.2 Consent to Amendment to Registration Rights Agreement by TJG Investments, Inc., Bargo Energy Company, Bargo Energy Resources, Ltd., Bargo Operating Company, Inc., Tim J. Goff, Thomas Barrow, James E. Sowell, B. Carl Price, Don Wm. Reynolds, Christie Price, Robert Price and Charles D. Laudeman.

                               EXHIBIT 4.1

                          SECOND AMENDED AND RESTATED
                            SHAREHOLDERS' AGREEMENT

     THIS SECOND AMENDED AND RESTATED SHAREHOLDERS' AGREEMENT (this "Agreement") is made and entered into this 14th day of May, 1999, by and among Bargo Energy Company, a Texas corporation ("Company"), B. Carl Price, a Texas resident ("Price"), Don Wm. Reynolds, a Texas resident ("Reynolds"), Energy Capital Investment Company PLC, an English investment company ("Energy PLC"), EnCap Equity 1994 Limited Partnership, a Texas limited partnership ("EnCap LP"), Bargo Energy Resources, Ltd., a Texas limited partnership ("Resources"), TJG Investments, Inc., a Texas corporation ("TJG"), Bargo Energy Company, a Texas general partnership ("BEC"), Tim J. Goff ("Goff"), Thomas Barrow ("Barrow"), James E. Sowell ("Sowell"), Bargo Operating Company, Inc., a Texas corporation ("Operating"), EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership ("EnCap III-B"), BOCP Energy Partners, L.P., a Texas limited partnership ("BOCP"), EnCap Energy Capital Fund III, L.P., a Texas limited partnership ("EnCap III"), Kayne Anderson Energy Fund, L.P., a Delaware limited partnership ("Kayne"), BancAmerica Capital Investors SBIC I, L.P., a Delaware limited partnership ("BACI"), Eos Partners, L.P., a Delaware limited partnership ("Eos Partners"), Eos Partners SBIC, L.P., a Delaware limited partnership ("Eos SBIC"), Eos Partners SBIC II, L.P., a Delaware limited partnership ("Eos SBIC II" and together with Eos Partners and Eos SBIC, collectively referred to as "EOS"), and SGC Partners II LLC, a Delaware limited liability company ("SGCP").

RECITALS:

     A. Company (as successor by merger to Future Petroleum Corporation, a Utah corporation), Price, Reynolds, Energy PLC, EnCap LP, Resources, TJG, BEC, Goff, Barrow, Sowell and Operating are currently parties to that certain Amended and Restated Shareholder's Agreement dated December 15, 1998 ("Original Agreement"), pursuant to which such parties agreed, among other things, to vote their shares in favor of the election of the Designated Nominees (as defined by and more specifically provided in the Original Agreement) named from time to time by the parties, including the designation by Energy PLC and EnCap LP of two of the seven directors on Company's Board.

     B. EnCap III-B, Energy PLC, BOCP, EnCap III, Kayne, BACI, EOS and SGCP (the "Investors") are parties, along with Company, to that certain Stock Purchase Agreement dated May 14, 1999 ("Purchase Agreement"), pursuant to which the Investors will be issued shares of Company's common stock, $0.01 par value ("Common Stock") and Company's Cumulative Redeemable Preferred Stock, Series B (the "Preferred Shares").

     C. The parties hereto deem it in their mutual best interests to make the agreements contained herein, including providing Company Board of Directors representation to those Investors making their initial investment in Company.

AGREEMENT:

     NOW, THEREFORE, for and in consideration of the foregoing Recitals and the mutual agreements contained herein, the sufficiency of which is hereby acknowledged and confirmed, the parties hereto, intending to be legally bound hereby, amend and restate the Original Agreement to read in its entirety as follows:

Section 1.     DEFINITIONS.

     (a) The following defined terms shall have the respective meanings assigned to them below:

     "Affiliate" shall mean, with respect to any person, (i) any person directly or indirectly controlling, controlled by or under common control with, such other person, or (ii) any account over which such person has management authority in such a manner that the person has the power to control the voting and disposition of the securities in such account. For purposes of this definition, the term "control," when used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" shall have meanings correlative to the foregoing.

     "Bargo Group" shall mean TJG, BEC, Resources, Operating, Goff, Barrow and Sowell and any transferee of a member of the Bargo Group that executes or is required to execute an Addendum Agreement.

     "Designated Nominee" shall mean a person designated as a nominee for election to Company's Board of Directors pursuant to this Agreement.

     "EnCap" shall mean EnCap LP, Energy PLC, EnCap III-B, BOCP, EnCap III and any transferee of a member of EnCap that executes or is required to execute an Addendum Agreement.

     "Exempt Transfer" shall mean any sale, disposition or transfer effected (i) through a registration under the Securities Act of 1933, as amended (the "Securities Act"), (ii) pursuant to and in compliance with Rule 144 promulgated by the Securities and Exchange Commission pursuant to the Securities Act, provided that such sale does not involve a sale of Stock to any person who has beneficial ownership of, or who is a member of a "group," as defined under Section 13(d) and corresponding rules of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which has beneficial ownership of, more than 5% of the outstanding Common Stock, (iii) transfers by a Shareholder to any person who is a partner or equity holder of such Shareholder, a successor of, or an entity all of the equity interests of which are directly or indirectly owned by, the selling Shareholder or an Affiliate of the selling Shareholder, provided that no transfer pursuant to this clause (iii) shall be an Exempt Transfer unless the transferee agrees in writing to be bound by this Agreement and executes an Addendum Agreement hereto, (iv) by any member of the Bargo Group to any person who as of the date hereof is an employee of the Company, or
(v) any bona fide charge, pledge or mortgage by any Shareholder of any shares of Stock or Preferred Shares owned or held by it or its rights under this Agreement, provided that any disposition of any such shares of Stock or Preferred Shares after foreclosure of such charge, pledge or mortgage shall be governed by the provisions of this Agreement, and the purchaser or purchasers of the shares shall have entered into an Addendum Agreement with Company and the other Shareholders.

     "Investor Group" shall mean the Investors and any transferee of an Investor that executes or is required to execute an Addendum Agreement.

     "Investors" has the meaning provided in the Recitals hereto.

     "Market Price" shall mean the average closing prices of the Common Stock for the ten trading days preceding an Offering Notice under
Section 4(e) over the principal securities exchange in which the Common Stock is traded or, if not traded on an exchange, the average closing price for ten trading days preceding such Offering Notice as reported on the Nasdaq NMS, or if not traded on an exchange or the Nasdaq NMS, the average of the closing bid and asked prices of the Common Stock for such ten day period.

     "Original Agreement" has the meaning provided in the Recitals hereto.

     "Price Group" shall mean Price, Reynolds and any transferee of a member of the Price Group that executes or is required to execute an Addendum Agreement.

     "Proportionate Share" shall mean the number of shares of Stock equal to the product of: (i) the total number of Remaining Subject Shares which a proposed transferee has offered to purchase, multiplied by (ii) the fraction equal to the total number of shares of Stock which a Tag Along Shareholder or Drag Along Shareholder, as the case may be, owns, divided by the aggregate number of shares of Stock then outstanding.

     "Purchase Price" shall mean, for purposes of Section 4, an amount stated in dollars equal to the total value of a bona fide written offer from a person to purchase shares from a Shareholder determined as follows: (i) cash payable at closing shall be valued at the amount thereof, (ii) a security trading on a public market and for which published trading prices are readily available shall be valued at its closing sales price (or if a sales price is not available, at the average of its closing bid and asked prices) on the last business day preceding the date of the first Offering Notice with respect to such offer, and (iii) a security not described in clause (ii) or other property, including cash payable in one or more installments after closing, shall be valued at its fair market value on the last business day preceding the date of the first Offering Notice with respect to such offer as determined at the option of the Selling Shareholder or Selling Preferred Shareholder (both as defined in Section 4) either (a) by a qualified independent third party appraiser (the expense of which shall be paid by the Company) or (b) in good faith by the Board of Directors of the Company (excluding any member of the Board who is a director, officer or shareholder of the Selling Shareholder (or Selling Preferred Shareholder, as applicable) or who has the right to purchase a portion of such shares under this Agreement) but only if all of such Board members agree to accept the assignment to make such determination.

     "Same Group Shareholders" shall mean with respect to any Selling Shareholder, those other members, if any, of the same Shareholder Group of which such Selling Shareholder is a member.

     "Shareholder Group" shall mean the Bargo Group, the Investor Group or the Price Group, as applicable.

     "Shareholders" shall mean the parties to this Agreement and any person who executes or is required to execute an Addendum Agreement (attached hereto as Exhibit "A").

     "Stock" shall mean all shares of Common Stock owned or to be owned by the Shareholders, whether issued and outstanding at the time of the execution of this Agreement or issued subsequent thereto.

     "Total Voting Power" shall mean the aggregate number of votes which may be cast by holders of outstanding Voting Securities.

     "Voting Securities" shall mean Common Stock and any other securities of Company entitled to vote generally for the election of directors of Company.

Section 2.     Agreement Regarding Board Representation and Option Plan.

     (a) For so long as any of the Preferred Shares remain outstanding: each of (i) EOS and SGCP (jointly), (ii) Kayne and (iii) BACI (or the successor or transferee of any such party), shall be entitled to name one (1) Designated Nominee for Class III of Company's Board of Directors; the Bargo Group (including successors and transferees of its members) shall be entitled to name two (2) Designated Nominees for Class II of Company's Board of Directors; and EnCap (including successors and transferees of its members) shall be entitled to name two (2) Designated Nominees for Class I of Company's Board of Directors. In the event no Preferred Shares are outstanding, then for so long as the Investors shall beneficially own in the aggregate at least 20% of the issued and outstanding shares of capital stock of Company (excluding any shares held by the Bargo Group), on a fully-diluted basis reflecting all shares issuable upon the exercise of all outstanding rights to acquire shares of Company's capital stock, then the three members of the Investors owning the most shares of Common Stock shall be entitled from time to time to name (determined by any two of such three parties) the smallest whole number of Designated Nominees necessary to constitute at least 40% of the total members of Company's Board of Directors. For purposes of this Agreement, "beneficial ownership" or "beneficially own" shall be determined in accordance with Rule 13d-3 under the Exchange Act).

     Notwithstanding the foregoing provisions of this Section 2(a), at the earlier of (i) two years following the final redemption of all Preferred Shares and (ii) 6 years following the date hereof, the Shareholders shall regain the rights regarding Designated Nominees provided by the first sentence of this Section 2(a), unless at such time the aggregate market value of the Common Stock, that is held by non-affiliates (excluding, without limitation, the Shareholders) and included for listing by The Nasdaq Stock Market or the New York Stock Exchange, is at least $100,000,000.

     (b) Each Shareholder agrees (i) to use its reasonable best efforts to cause Company's Board of Directors to be composed of seven members, (ii) to use its reasonable best efforts to cause Company to nominate or cause to be nominated to Company's Board of Directors all Designated Nominees and
(iii) to vote or cause to be voted all Voting Securities beneficially owned by such Shareholder in favor of the election of the Designated Nominees to Company's Board of Directors.

     (c) In the event of the death, incapacity, resignation or removal of a Designated Nominee preventing his or her serving on Company's Board of Directors, each Shareholder will promptly cause the election or appointment of another Designated Nominee of such Shareholder or Shareholder Group, as applicable, to fill the vacancy created thereby.

     (d) Each Shareholder agrees to cause a designee of the Bargo Group to be elected Chairman of the Board of Directors of Company. Tim J. Goff shall serve as the Bargo Group's initial designee. In the event Mr. Goff no longer serves as the Bargo Group's designee, the Bargo Group agrees that all of its subsequent replacement designees as Chairman of the Board of Directors shall be subject to the prior approval of a majority of the Board of Directors of Company, which approval shall not be unreasonably withheld, and if a replacement designee is not so approved, the Bargo Group shall designate another designee acceptable to Company's Board of Directors.

     (e) Each Shareholder agrees to vote all Voting Securities beneficially owned by such Shareholder for approval of Company's 1999 Stock Incentive Plan contemplated by the Purchase Agreement. In addition, for so long as Tim Goff serves as Chief Executive Officer of Company, each Shareholder will cause its Designated Nominee(s) to approve and authorize the grant of stock option awards as recommended by Mr. Goff pursuant to Section 1.2(a) of Company's 1999 Stock Incentive Plan.

     (f) For so long as SGCP owns any shares of Series B Preferred, Company shall invite a representative designated by SGCP to attend all meetings of Company's Board of Directors in a non-voting capacity and, in this respect, shall give such representative copies of all notices, minutes, consents and other materials that Company provides to its directors; provided, however, that such SGCP representative shall hold in confidence and trust, and to act in a fiduciary manner regarding, all information so provided by Company; and provided further, that Company reserves the right to exclude such SGCP representative from any meeting or portion thereof at which attendance by such representative could adversely affect the attorney-client privilege between Company and its legal counsel.

Section 3.     GENERAL RESTRICTIONS ON TRANSFER.

     The Shareholders agree that, other than an Exempt Transfer, they will not in any way sell, transfer, assign or otherwise dispose of any shares of Stock, or any right or interest therein, whether voluntarily or involuntarily or by operation of law (each of the foregoing transactions is hereinafter referred to as a "Disposition"), except in accordance with the terms of this Agreement. Aside from an Exempt Transfer, any purported Disposition in violation of any provision of this Agreement will be void and will not operate to transfer any interest or title in such shares to the purported transferee, and will give the other Shareholders an option and preferential right to purchase such shares in the manner and on the terms and conditions provided in this Agreement.

Section 4.     RIGHT OF FIRST REFUSAL; TAG-ALONG RIGHTS; AND DRAG-ALONG
RIGHTS.

     (a) If any Shareholder desires to make a Disposition of any shares of Stock owned or held by it pursuant to a bona fide offer (other than in an Exempt Transfer or pursuant to Section 4(e) hereof), such Shareholder (for purposes of this Section 4, a "Selling Shareholder") shall offer such shares (the shares of Stock proposed to be transferred being called the "Subject Shares") for sale at the Purchase Price to the other Shareholders, all in accordance with the following provisions of this Section 4.

     (i) The Selling Shareholder shall deliver a written notice ("Offering Notice") to the other Shareholders to sell the Subject Shares to the Shareholders pursuant to this Agreement, indicating the number of Subject Shares and the proposed Purchase Price. Once the Offering Notice is delivered, the offer by the Selling Shareholder may not be withdrawn prior to the expiration of the options of the other Shareholders, as provided in this Section 4. Within 15 days from the receipt of such Offering Notice, the Same Group Shareholders of the Selling Shareholder may deliver to the Selling Shareholder written notice accepting the offer in the Offering Notice ("Reply Notice"), pursuant to which each such Same Group Shareholder may purchase no more than the number of shares equal to the product of: (A) the total number of Subject Shares, multiplied by (B) the fraction equal to the total number of shares of Stock owned by such Same Group Shareholder, divided by the aggregate number of shares of Stock owned by all Same Group Shareholders. If the Selling Shareholder's Same Group Shareholders do not timely elect to exercise their option to purchase all of the Subject Shares, then all the other Shareholders outside of such group may, within the subsequent 15 days, deliver a Reply Notice, pursuant to which each such other Shareholder may purchase no more than the number of shares equal to the product of: (A) the total number of Subject Shares remaining available for purchase, multiplied by (B) the fraction equal to the total number of shares of Stock owned by such other Shareholder, divided by the aggregate number of shares of Stock owned by all other Shareholders (who are not members of the Selling Shareholder's Shareholder Group). Any such Reply Notice shall constitute an agreement binding upon the Selling Shareholder and the Shareholders delivering the Reply Notice to sell and purchase the stated portion of the Subject Shares at the Purchase Price.

     (ii) Any dispute concerning the calculation of the Purchase Price shall be resolved by the Board of Directors of the Company, excluding any member of the Board who is, or is a director, officer, partner or stockholder of, the Selling Shareholder or who has a right to purchase stock from the Selling Shareholder in the transaction for which the Purchase Price is being determined; provided that if all directors are excluded pursuant to the foregoing, such disputes shall be submitted to binding arbitration as provided in Exhibit B. The Purchase Price shall be paid in cash at the closing.

     (b) If the Shareholders do not elect to purchase all of the Subject Shares (such Subject Shares not being purchased are referred to herein as the "Remaining Subject Shares"), then the Selling Shareholder shall cause the proposed transferee (the "Proposed Purchaser") to offer in writing (a "Sale Notice"), not less than 30 nor more than 120 days prior to the consummation of any proposed Disposition, to the Shareholders other than the Selling Shareholder (the "Tag Along Shareholders") to purchase a Proportionate Share of the shares held by each Tag Along Shareholder. The Sale Notice shall set forth: (i) the name of the Selling Shareholder and the number of Subject Shares proposed to be transferred, (ii) the name and address of the Proposed Purchaser, (iii) the proposed amount and form of consideration and terms and conditions of payment offered by such Proposed Purchaser and (iv) that the Proposed Purchaser has been informed of the tag along right provided for in this Section 4(b) and has agreed to purchase shares of Stock owned by any Tag Along Shareholder in accordance with the terms hereof. The tag along right may be exercised by any Tag Along Shareholder by delivery of a written notice to the Proposed Purchaser and Selling Shareholder (the "Tag Along Notice") within 30 days following its receipt of the Sale Notice. The Tag Along Notice shall state the amount of shares of Stock (the "Tag Along Shares") that such Tag Along Shareholder proposes to include in such transfer to the Proposed Purchaser. To the extent that a Tag Along Shareholder accepts such tag along offer, the number of shares of Stock to be sold to the Proposed Purchaser by the Selling Shareholder shall be reduced to the extent necessary to comply with this Section 4(b). In the event that the Proposed Purchaser does not purchase all Tag Along Shares from the Tag Along Shareholders on the same terms and conditions as specified in the Sale Notice, then the Selling Shareholder shall not be permitted to sell any Subject Shares to the Proposed Purchaser in the proposed transfer. The closing of any purchase from the Tag Along Shareholders shall occur contemporaneously with the purchase and sale of the Subject Shares (as adjusted hereunder) or at such other time as such Tag Along Shareholders and the Proposed Purchaser shall agree.

     (c) In the event that (i) any Tag Along Shareholder elects not to exercise his/its tag-along rights described in Section 4(b) (a "Drag Along Shareholder"), and (ii) the total shares sought to be purchased by the Proposed Purchaser constitute at least 50% of the shares of Common Stock outstanding on the date of the Sale Notice, and (iii) Company's Board of Directors approves such transaction, then each Selling Shareholder shall have the right (a "Drag Along Right"), beginning on the date that is the first day after such tag-along right has either expired or been rejected and ending 20 days thereafter, to require each Drag Along Owner to sell a Proportionate Share owned by such Drag Along Owner to the Proposed Purchaser. All such sales shall be on the same terms and conditions as, and occur simultaneously with, the sale of shares to such Proposed Purchaser by such Selling Shareholder.

     (d) If the other Shareholders do not elect to purchase all Subject Shares, the Selling Shareholder shall, subject to Sections 4(b) and 4(c) hereof, be freed and discharged, except as herein stated, from all obligations under the terms of this Agreement other than to sell the remaining Subject Shares to the purchaser and at the price and upon the terms stated in the Offering Notice, but only if such sale shall be completed within a period of 90 days from the date of delivery of the Offering Notice to the other Shareholders. If the Selling Shareholder does not complete such sale within such 90 day period, all the provisions of this Agreement, including the provisions of this Section 4, shall apply to any future sale or offer for sale of such shares of Stock owned by the Selling Shareholder.

     (e) Upon any involuntary Disposition of a Shareholder's shares of Stock, such Shareholder or its representative shall send notice thereof, disclosing in full to the Company and the other Shareholders the nature and details of such involuntary Disposition and offer such shares for sale at the Market Price to the other Shareholders, all in accordance with the following provisions of this Section 4(e). As used in this Section 4(e), the term "Selling Shareholder" shall mean such Shareholder or its representative, as the case may be.

     (i) The Selling Shareholder shall deliver an Offering Notice to the other Shareholders. Each of the other Shareholders shall have 30 days from the receipt of their respective Offering Notice to deliver a Reply Notice to the Selling Shareholder. If by their Reply Notice the other Shareholders accept the offer of the Selling Shareholder, such Reply Notice shall constitute an agreement binding upon the Selling Shareholder and the other Shareholders to sell and purchase the offered shares at the price and upon the terms stated in the Offering Notice of the Selling Shareholder.

     (ii) In connection with any purchase and sale of shares of Stock pursuant to paragraph (i) of this Section 4(e), the purchaser or purchasers shall pay the purchase price for the shares in cash at the closing.

     (iii) If the Shareholders do not accept the offer of the Selling Shareholder pursuant to the foregoing provisions of this
Section 4(e), the Selling Shareholder shall be freed and discharged from all obligations under the terms of this Agreement except to dispose of the offered shares by involuntary Disposition but only if the transferee under any such Disposition shall have entered into and Addendum Agreement with the Company and the other Shareholders. If such involuntary Disposition is not effected, all the provisions of this Agreement, including the provisions of this Section 4, shall apply to any future involuntary Disposition of such shares of Stock owned by the Selling Shareholder.

     (f) If any Shareholder desires to make a Disposition of any Preferred Shares owned or held by it pursuant to a bona fide offer (other than in an Exempt Transfer), such Shareholder (for purposes of this Section 4(f), a "Selling Preferred Shareholder") shall offer such shares (the Preferred Shares proposed to be transferred being called the "Subject Preferred Shares") for sale at the Purchase Price to the other Shareholders who then own Preferred Shares ("Preferred Shareholders"), all in accordance with the following provisions of this Section 4(f).

     (i) The Selling Preferred Shareholder shall deliver a written notice ("Preferred Stock Offering Notice") to the other Preferred Shareholders to sell the Subject Preferred Shares to the Preferred Shareholders pursuant to this Agreement, indicating the number of Subject Preferred Shares and the proposed Purchase Price. Once the Preferred Stock Offering Notice is delivered, the offer by the Selling Preferred Shareholder may not be withdrawn prior to the expiration of the options of the other Preferred Shareholders, as provided in this
Section 4(f). Within 15 days from the receipt of such Preferred Stock Offering Notice, the other Preferred Shareholders may deliver to the Selling Preferred Shareholder written notice accepting the offer in the Preferred Stock Offering Notice, pursuant to which each such other Preferred Shareholder may purchase no more than the number of shares equal to the product of: (A) the total number of Subject Preferred Shares, multiplied by (B) the fraction equal to the total number of Preferred Shares owned by such other Preferred Shareholder, divided by the aggregate number of Preferred Shares owned by all other Preferred Shareholders. Any such reply to the Selling Preferred Shareholder shall constitute an agreement binding upon the Selling Preferred Shareholder and the Preferred Shareholders delivering such reply to sell and purchase the stated portion of the Subject Preferred Shares at the Purchase Price.

     (ii) Any dispute concerning the calculation of the Purchase Price shall be resolved by the Board of Directors of the Company, excluding any member of the Board who is, or is a director, officer, partner or stockholder of, the Selling Preferred Shareholder or who has a right to purchase Preferred Shares from the Selling Preferred Shareholder in the transaction for which the Purchase Price is being determined; provided that if all directors are excluded pursuant to the foregoing, such disputes shall be submitted to binding arbitration as provided in Exhibit B. The Purchase Price shall be paid in cash at the closing.

     If the Preferred Shareholders do not elect to purchase all of the Subject Preferred Shares (such Subject Preferred Shares not being purchased are referred to herein as the "Remaining Subject Preferred Shares"), then the Selling Preferred Shareholder shall cause the proposed transferee (the "Proposed Preferred Purchaser") to offer in writing (a "Preferred Sale Notice"), not less than 30 nor more than 120 days prior to the consummation of any proposed Disposition, to the Preferred Shareholders other than the Selling Preferred Shareholder (the "Tag Along Preferred Shareholders") to purchase from each Tag Along Preferred Shareholder a number of the Preferred Shares held by each Tag Along Preferred Shareholder equal to the product of:
(i) the total number of Remaining Subject Preferred Shares which a proposed transferee has offered to purchase, multiplied by (ii) the fraction equal to the total number of Preferred Shares which a Tag Along Preferred Shareholder owns, divided by the aggregate number of Preferred Shares then outstanding. The Preferred Sale Notice shall set forth: (i) the name of the Selling Preferred Shareholder and the number of Subject Preferred Shares proposed to be transferred, (ii) the name and address of the Proposed Preferred Purchaser, (iii) the proposed amount and form of consideration and terms and conditions of payment offered by such Proposed Preferred Purchaser and (iv) that the Proposed Preferred Purchaser has been informed of the tag along right provided for in this Section 4(f) and has agreed to purchase Preferred Shares owned by any Tag Along Preferred Shareholder in accordance with the terms hereof. The tag along right may be exercised by any Tag Along Preferred Shareholder by delivery of a written notice to the Proposed Preferred Purchaser and Selling Preferred Shareholder (the "Preferred Tag Along Notice") within 30 days following its receipt of the Preferred Sale Notice. The Preferred Tag Along Notice shall state the amount of Preferred Shares (the "Tag Along Preferred Shares") that such Tag Along Preferred Shareholder proposes to include in such transfer to the Proposed Preferred Purchaser. To the extent that a Tag Along Preferred Shareholder accepts such tag along offer, the number of Preferred Shares to be sold to the Proposed Preferred Purchaser by the Selling Preferred Shareholder shall be reduced to the extent necessary to comply with this Section 4(f). In the event that the Proposed Preferred Purchaser does not purchase all Tag Along Preferred Shares from the Tag Along Preferred Shareholders on the same terms and conditions as specified in the Preferred Sale Notice, then the Selling Preferred Shareholder shall not be permitted to sell any Subject Preferred Shares to the Proposed Preferred Purchaser in the proposed transfer. The closing of any purchase from the Tag Along Preferred Shareholders shall occur contemporaneously with the purchase and sale of the Subject Preferred Shares (as adjusted hereunder) or at such other time as such Tag Along Preferred Shareholders and the Proposed Preferred Purchaser shall agree.

     If the other Preferred Shareholders do not elect to purchase all Subject Preferred Shares, the Selling Preferred Shareholder shall, subject to the other provisions of this Section 4(f), be freed and discharged, except as herein stated, from all obligations under the terms of this Agreement other than to sell the remaining Subject Preferred Shares to the purchaser and at the price and upon the terms stated in the Preferred Offering Notice, but only if such sale shall be completed within a period of 90 days from the date of delivery of the Preferred Offering Notice to the other Preferred Shareholders. If the Selling Preferred Shareholder does not complete such sale within such 90 day period, all the provisions of this Agreement, including the provisions of this Section 4(f), shall apply to any future sale or offer for sale of such Preferred Shares owned by the Selling Preferred Shareholder.

Section 5.     REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS.

     Each Shareholder hereby represents and warrants to the other
Shareholders as follows:

     (a) As of the date hereof, such Shareholder is the record and beneficial owner of the number of shares of Stock and Preferred Shares, as set forth opposite its name in the attached Exhibit 5(a).

     (b) Such Shareholder, if not a natural person, is duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation.

     (c) Such Shareholder has full power and authority to execute, deliver, and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Shareholder and constitutes a valid and legally binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms.

     (d) The execution, delivery, and performance by such Shareholder of this Agreement do not and will not (i) if not a natural person, contravene or violate any provision of its charter or other governing documents, as amended to the date hereof, (ii) conflict with or result in a violation of any provision of, or constitute (with or without the giving of notice or the passage of time or both) a default under, or give rise (with or without the giving of notice or the passage of time or both) to any right of termination, cancellation, or acceleration under, any bond, debenture, note, mortgage, indenture, lease, contract, agreement, or other instrument or obligation to which such Shareholder is a party or by which such Shareholder or any of its properties may be bound or (iii) violate any applicable law, rule or regulation binding upon such Shareholder.

     (e) No consent, approval, order, or authorization of, or declaration, filing, or registration with, any court or governmental agency or of any third party is required to be obtained or made by such Shareholder in connection with the execution, delivery, or performance by such Shareholder of this Agreement.

Section 6.     SURVIVAL OF PROVISIONS.

     All representations, warranties and covenants made by each party hereto in this Agreement or any other document contemplated hereby shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement or such other document, regardless of any investigation made by or on behalf of any such party.

Section 7.     ENTIRE AGREEMENT.

     This Agreement and the other documents contemplated hereunder contain the entire understanding of the parties hereto with respect to the subject matter hereof and supersede all prior agreements, understandings, negotiations, and discussions among the parties with respect to such subject matter, including, without limitation that certain Voting Agreement dated November 25, 1997, by and between Company, Energy PLC, EnCap LP, Carl Price and Don Wm. Reynolds, that certain Purchase and Sale Agreement dated November 25, 1997, by and among Company, Energy PLC, EnCap LP and Gecko Booty 1994 I Limited Partnership, and the Original Agreement. Neither Company nor any Shareholder shall be a party to any agreement regarding the voting or Disposition of capital stock of Company, as such, unless Company and all such Shareholders are also parties to that agreement, except with the written consent of Company and all such Shareholders who are not parties to such an agreement.

Section 8.     AMENDMENTS.

     This Agreement may be amended, modified, supplemented, restated or discharged only by an instrument approved in writing by the members in each Shareholder Group owning at least two-thirds of the shares owned by such entire group.

Section 9.     NOTICES.

     All notices and other communications required under this Agreement shall (unless otherwise specifically provided herein) be in writing and be delivered personally, by recognized commercial courier or delivery service (which provides a receipt), by telecopier (with receipt acknowledged), or by registered or certified mail (postage prepaid), at the following addresses:

If to a member of the Bargo Group, other than Sowell:

                                      c/o Bargo Energy Company
                                      700 Louisiana, Suite 3700
                                      Houston, Texas 77002
                                      Attention:  Tim J. Goff
                                      Fax No.:  713-236-9799

If to Sowell:                         James E. Sowell
                                      3131 McKinney Avenue, Suite 200
                                      Dallas, Texas 75204

If to B. Carl Price or Don Wm. Reynolds:

                                      c/o Bargo Energy Company
                                      700 Louisiana, Suite 3700
                                      Houston, Texas 77002
                                      Attention:  Carl Price
                                      Fax No.:  713-236-9799

If to EnCap:

                                      c/o EnCap Investments, L.C.
                                      1100 Louisiana, Suite 3150
                                      Houston, Texas  77002
                                      Attention: D. Martin Phillips
                                      Fax No.:  713-659-6130

If to Kayne:

                                      Kayne Anderson Investment Management
                                      1800 Ave. of the Stars, # 1425
                                      Los Angeles, California 90067
                                      Attention:  Robert B. Sinnott
                                      Fax No.: 310-284-6490

If to BACI:

                                      Bank of America Capital Investors
                                      100 North Tryon Street, 25th Floor
                                      Charlotte, North Carolina 28255
                                      Attention:  J. Travis Hain
                                      Fax No.: 704-386-6432

If to EOS:

                                      EOS Partners, L.P.
                                      320 Park Avenue
                                      New York, New York  10022
                                      Attention:  Brian D. Young
                                      Fax No.: 212-832-5815

If to SGCP:

                                      SGC Partners II LLC
                                      c/o SG Capital Partners LLC
                                      1221 Avenue of the Americas, 15th Floor
                                      New York, NY  10020
                                      Attention:  V. Frank Pottow
                                      Fax No.: 212-278-5454
and shall be considered delivered on the date of receipt. A Shareholder may specify as its proper address any other post office address within the continental limits of the United States by giving notice to the other Shareholders, in the manner provided in this Section, at least ten (10) days prior to the effective date of such change of address.

     Any party hereto may designate a different address by notice to the other parties.

Section 10.     TERMINATION.

     This Agreement shall terminate upon the earlier of (i) the written consent of each of the Shareholders, (ii) when the Shareholders collectively hold an aggregate of less than 20% (or when, with respect to a Shareholder Group, such Shareholder Group owns less than 5% (or when, with respect to a Shareholder, such Shareholder owns less than 0.5%) of the issued and outstanding shares of Common Stock (and this Agreement shall be terminated solely with respect to such Shareholder Group or Shareholder, as applicable, but shall remain in effect as to those Shareholder Groups owning 5% (and those Shareholders owning 0.5%) or more of the issued and outstanding shares of Common Stock)), or (iii) the closing of a public offering of the Common Stock, pursuant to an effective registration statement filed with the Securities and Exchange Commission, resulting in gross proceeds (before deduction of fees and commissions) to the Company of at least $100,000,000.

Section 11.     POWER OF ATTORNEY.

     For the purpose of executing an Addendum Agreement, all the Shareholders hereby appoint Company as their agent and attorney to execute such Addendum Agreement on their behalf and expressly bind themselves to the Addendum Agreement by Company's execution of that Agreement without further action on their part.

Section 12.     NO WAIVER.

     The failure of any party hereto to insist upon strict performance of a covenant hereunder or of any obligation hereunder, irrespective of the length of time for which such failure continues, shall not be a waiver of such party's right to demand strict compliance in the future. No consent or waiver, express or implied, to or of any breach or default in the performance of any obligation hereunder shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation hereunder.

Section 13.     CHOICE OF LAW.

     This Agreement shall be governed by the internal laws of the State of Texas, without regard to principles of conflicts of law.

Section 14.     SUCCESSORS AND ASSIGNS.

     This Agreement shall be binding on and inure to the benefit of the parties hereto and their respective successors and assigns.

Section 15.     REFERENCES AND CONSTRUCTION.

     (a) The provisions of Sections 3 and 4 hereof shall not apply to transactions between members of the same Shareholder Group. The parties hereto consent to the pledge of shares pursuant to those certain Pledge Agreements (stock) by Resources, Energy PLC and EnCap LP, Price, TJG, BEC, Goff, Barrow, Sowell and Operating, respectively, in favor of Bank of America National Trust and Savings Association and agree that Sections 3 and 4 hereof shall not be applicable to such pledges or any foreclosures or resales thereunder.

     (b) All references in this Agreement to articles, sections, subsections and other subdivisions refer to corresponding articles, sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise.

     (c) Titles appearing at the beginning of any of such subdivisions are for convenience only and shall not constitute part of such subdivisions and shall be disregarded in construing the language contained in such subdivisions.

     (d) The words "this Agreement", "this instrument", "herein", "hereof", "hereby", "hereunder" and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.

     (e) Words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

     (f) Unless the context otherwise requires or unless otherwise provided herein, the terms defined in this Agreement which refer to a particular agreement, instrument or document also refer to and include all renewals, extensions, modifications, amendments or restatements of such agreement, instrument or document, provided that nothing contained in this subsection shall be construed to authorize such renewal, extension, modification, amendment or restatement.

     (g) Examples shall not be construed to limit, expressly or by implication, the matter they illustrate.

     (h) The word "or" is not exclusive and the word "includes" and its derivatives means "includes, but is not limited to" and corresponding derivative expressions.

     (i) No consideration shall be given to the fact or presumption that one party had a greater or lesser hand in drafting this Agreement.

      (j)     All references herein to "$" or "dollars" shall refer to U.S.
Dollars.

Section 16.     LEGENDS.

     The certificate or certificates representing the Stock now owned or hereafter acquired by the Shareholders shall have conspicuously stamped, printed, or typed on the face or back thereof a legend substantially in the following form:

"The shares represented hereby are subject to that certain Second Amended and Restated Shareholders' Agreement, dated as of May 14, 1999, by and among the Company, and certain stockholders of the Company. A copy of such shareholders' agreement and all applicable amendments thereto will be furnished by the Company to the holder hereof without charge upon written request to the Company at its principal place of business or registered office."

Section 17.     SPECIFIC PERFORMANCE.

     Each of the parties hereto recognizes that any breach of the terms of this Agreement may give rise to irreparable harm for which money damages would not be an adequate remedy, and accordingly agree that, in addition to other remedies, any nonbreaching party shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy as a remedy of money damages.

Section 18.     COUNTERPARTS.

     This Agreement may be executed in multiple counterparts, with each such counterpart constituting an original and all of such counterparts constituting but one and the same agreement.

     IN WITNESS WHEREOF, this Second Amended and Restated Shareholder's Agreement has been executed as of the date above first written.

                              BARGO ENERGY COMPANY


                              By:   /s/ Tim J. Goff
                              Name:  Tim J. Goff
                              Title: President


                              ENCAP EQUITY 1994 LIMITED PARTNERSHIP
                              By:     EnCap Investments L.C., General Partner


                              By:  /s/ D. Martin Phillips
                              D. Martin Phillips
                              Managing Director


                              ENERGY CAPITAL INVESTMENT COMPANY PLC


                              By:  Gary R. Petersen
                              Gary R. Petersen
                              Director


                              TJG INVESTMENTS, INC.


                              By:  /s/ Tim J. Goff
                              Tim J. Goff
                              President


                              BARGO ENERGY COMPANY


                              By:  /s/ Tim J. Goff
                              Tim J. Goff
                              Manager




                              BARGO ENERGY RESOURCES, LTD.
                              By: Bargo Operating Company, Inc., General
                              Partner


                              By:  /s/ Tim J. Goff
                              Tim J. Goff
                              President


                              BARGO OPERATING COMPANY, INC.


                              By:   /s/ Tim J. Goff
                              Tim J. Goff
                              President


                              /s/ Tim J. Goff
                              Tim J. Goff


                              /s/ Thomas Barrow
                              Thomas Barrow


                              /s/ James E. Sowell
                              James E. Sowell


                              /s/ B. Carl Price
                              B. Carl Price


                              /s/ Don. Wm. Reynolds
                              Don Wm. Reynolds


                              ENCAP ENERGY CAPITAL FUND III, L.P.
                              By: EnCap Investments L.C., General Partner


                              By:  /s/ D. Martin Phillips
                              D. Martin Phillips
                              Managing Director



                              ENCAP ENERGY CAPITAL FUND III-B, L.P.
                              By: EnCap Investments L.C., General Partner


                              By: /s/ D. Martin Phillips
                              D. Martin Phillips
                              Managing Director


                              BOCP ENERGY PARTNERS, L.P.
                              By: EnCap Investments L.C., Manager


                              By: /s/ D. Martin Phillips
                              D. Martin Phillips
                              Managing Director


                              EOS PARTNERS, L.P.


                              By: /s/ EOS PARTNERS, L.P.
                              Name:
                              Title:


                              EOS PARTNERS SBIC, L.P.
                              By: Eos SBIC General, L.P., its general partner
                              By: Eos SBIC, Inc., its general partner


                              By: /s/ EOS PARTNERS SBIC, L.P.
                              Name:
                              Title:


                              EOS PARTNERS SBIC II, L.P.
                              By: Eos SBIC General II, L.P., its general
                              partner
                              By: Eos SBIC II, Inc., its general partner


                              By:  /s/ EOS PARTNERS SBIC II, L.P.
                              Name:
                              Title:



                              SGC PARTNERS II LLC


                              By:  /s/ V. Frank Pottow
                              V. Frank Pottow
                              Managing Director


                              BANCAMERICA CAPITAL INVESTORS SBIC I,
                              L.P.
                              By: BancAmerica Capital Management SBIC I, LLC,
                                  its general partner
                              By: BancAmerica Capital Management I, L.P.,
                                  its sole member
                              By: BACM I GP, LLC, its general partner


                              By:  /s/ J. Travis Hain
                              J. Travis Hain
                              Managing Director


                              KAYNE ANDERSON ENERGY FUND, L.P.



                              By:  /s/ KAYNE ANDERSON ENERGY FUND, L.P
                              Name:
                              Title:

                                 EXHIBIT 5(a)



Shareholder                              Number of Shares          Number of
                                          of Stock               Preferred
Shares
____________________________________________________________________________
B. Carl Price ...........................1,126,869                    0
Don Wm. Reynolds ........................  753,362                    0
Energy Capital Investment Company PLC ...4,241,598                    0
EnCap Equity 1994 Limited Partnership ...2,424,973                    0
TJG Investments, Inc. ...................1,255,000                    0
Bargo Energy Company ....................7,078,333                    0
Tim J. Goff .............................8,406,667                    0
Thomas Barrow ...........................8,666,667                    0
James E. Sowell .........................8,666,666                    0
Bargo Operating Company .................  260,000                    0
Bargo Energy Resources, Ltd. ............4,694,859                    0
EnCap Energy Capital Fund III-B, L.P. ...4,222,999              481,904
BOCP Energy Partners, L.P. ..............1,366,277              155,911
EnCap Energy Capital Fund III, L.P. .....5,583,755              637,185
Kayne Anderson Energy Fund, L.P. ........8,763,162            1,000,000
BancAmerica Capital Investors
    SBIC I, L.P. .......................13,144,743            1,500,000
Eos Partners, L.P. .....................   328,619               37,500
Eos Partners SBIC, L.P. .................3,417,633              390,000
Eos Partners SBIC II, L.P. ..............  635,329               72,500
SGC Partners II LLC  ....................4,381,581              500,000





                                EXHIBIT A

                           ADDENDUM AGREEMENT

     Addendum Agreement made this ____ day of ________, ____, by and between ____________________________________________ (the "New Shareholder") and
Bargo Energy Company, a Texas corporation (the "Company"), and the other shareholders (the "Shareholders") of the Company, who are parties to that
certain Second Amended and Restated Shareholders' Agreement dated May       ,
1999 (the "Agreement"), between the Company and the Shareholders.

W I T N E S E T H:

     WHEREAS, the Company and the Shareholders entered into the Agreement to impose certain restrictions and obligations upon themselves and the shares of Common Stock, $0.01 par value, and Preferred Stock of the Company held by them (the "Shares");

     WHEREAS, the New Shareholder is desirous of becoming a shareholder of the Company; and

     WHEREAS, the Company and the Shareholders have required in the Agreement that in certain circumstances certain persons being offered Shares must enter into an Addendum Agreement binding the New Shareholder to the Agreement to the same extent as if it was an original party thereto, so as to promote the mutual interests of the Company, the Shareholders and the New Shareholders by imposing the same restrictions and obligations on the New Shareholder and the shares of Common Stock and/or Preferred Stock, as applicable, to be acquired by it as were imposed upon the Shareholders under the Agreement;

     NOW, THEREFORE, in consideration of the mutual promises of the parties, and as a condition of the purchase of the shares of Common Stock in the Company, the New Shareholder acknowledges that it has read the Agreement.
The New Shareholder shall be bound by, and shall have the benefit of, all the terms and conditions set out in the Agreement to the same extent as if it was a "Shareholder" as defined in the Agreement. This Addendum Agreement shall be attached to and become a part of the Agreement.

                              New Shareholder


                              By____________________________

Address for notices under
Section 9 of Agreement:






                               EXHIBIT B

                              ARBITRATION


     In the event that a dispute or controversy as described in Section 4(a) or 4(f) should arise, such dispute or controversy shall be settled in arbitration in Houston, Texas and for this purpose each of the parties hereby expressly consents to such arbitration in such place. In the event the parties cannot mutually agree upon an arbitrator to settle their dispute or controversy, each party to the dispute shall select one arbitrator. In the event that there are only two parties to the dispute, the arbitrators selected by each party shall select a third arbitrator. The decision of said arbitrators shall be binding upon the parties for all purposes. If any party fails to select an arbitrator within 15 days after written demand from the other party or parties to do so, or if, in the event that there are only two parties to the dispute, the two arbitrators selected fail to select a third arbitrator within 15 days after the last of such selected arbitrators is appointed, such other arbitrator or arbitrators shall be selected pursuant to the then existing rules and regulations of the American Arbitration Association. Such arbitration shall be conducted in accordance with the then existing rules and regulations of the American Arbitration Association to the extent such rules and regulations are not inconsistent with this Agreement. The expense of each arbitrator shall be borne by the party selecting the arbitrator. The expense of any third arbitrator shall be borne equally by the two parties to the dispute or controversy. For purposes hereof, in the case of a dispute or controversy where the Offering Notice or Preferred Offering Notice, as applicable, was submitted by, or the transaction otherwise involves, more than one Selling Shareholder or Selling Preferred Shareholder, all such selling Shareholders shall collectively constitute a single party. Likewise, where the transaction involves more than one purchasing Shareholder, all such purchasing Shareholders shall constitute a single party.

                                EXHIBIT 4.12

                            Consent to Amendment to
                          Registration Rights Agreement


     Reference is hereby made to (i) that certain Registration Rights Agreement made and entered into as of the 14th day of August, 1998, as amended by that certain First Amendment to Registration Rights Agreement made and entered into as of the 15th day of December, 1998 by and among Bargo Energy Company, a Texas corporation and successor by merger to Future Petroleum Corporation, a Utah corporation (the "Company"), Bargo Energy Resources, Ltd., a Texas limited partnership, TJG Investments, Inc., a Texas corporation, Bargo Energy Company, a Texas general partnership, Tim J. Goff, Thomas Barrow, James
E. Sowell, and Bargo Operating Company, Inc., a Texas corporation (as amended, the "Bargo Registration Rights Agreement"), and (ii) that certain Registration Rights Agreement made and entered into as of the 14th day of August, 1998, as amended by that certain First Amendment to Registration Rights Agreement made and entered into as of the 15th day of December, 1998 by and among the Company, Carl Price, Don Wm. Reynolds, Christie Price, Robert Price and Charles D. Laudeman (as amended, the "Price Registration Rights Agreement").

RECITALS:

     A. The Company, Energy Capital Investment Company PLC, an English investment company ("Energy PLC"), and EnCap Equity 1994 Limited Partnership, a Texas limited partnership ("EnCap LP"), entered into a Registration Rights Agreement on August 14, 1998, as amended by a First Amendment to Registration Rights Agreement dated December 15, 1998 (as amended, the "EnCap Registration Rights Agreement"), covering shares of Common Stock (as defined in the EnCap Registration Rights Agreement) issued to Energy PLC and EnCap LP;

     B. Energy PLC, EnCap Energy Capital Fund III-B, L.P., a Texas limited partnership, BOCP Energy Partners, L.P., a Texas limited partnership, EnCap Energy Capital Fund III, L.P., a Texas limited partnership, Kayne Anderson Energy Fund, L.P., a Delaware limited partnership, BancAmerica Capital Investors SBIC I, L.P., a [*Delaware?*] limited partnership, Eos Partners, L.P., a Delaware limited partnership, Eos Partners SBIC, L.P., a Delaware limited partnership, Eos Partners SBIC II, L.P., a Delaware limited partnership, and SGC Partners II LLC, a Delaware limited liability company (collectively, the "Investors") are parties, along with the Company, to that certain Stock Purchase Agreement dated May 14, 1999, pursuant to which the Investors will be issued shares of Common Stock (the "New Common Shares");

     C. The parties to the EnCap Registration Rights Agreement desire to amend such agreement to cover the New Common Shares and to make certain other changes.

     D. The parties to this Consent desire to consent to and permit such amendments to the EnCap Registration Rights Agreement;


     NOW, THEREFORE, the undersigned consent to the above-referenced amendment to the EnCap Registration Rights Agreement, as evidenced by that certain Second Amendment to Registration Rights Agreement among the Company and the other parties listed in Recital B hereof.

     This Consent may be executed by the parties hereto in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Consent effective as of May 14, 1999 .


                                               TJG INVESTMENTS, INC.


                                               By:  /s/ Tim J. Goff
                                               Tim J. Goff
                                               President

                                               BARGO ENERGY COMPANY


                                               By:  /s/ Tim J. Goff
                                               Tim J. Goff
                                               Manager

                                               BARGO ENERGY RESOURCES,
                                               LTD.
                                              By:  Bargo Operating Company, Inc.
                                               General Partner

                                               By:  /s/ Tim J. Goff
                                               Tim J. Goff
                                               President

                                               BARGO OPERATING COMPANY,
                                               INC.

                                               By:  /s/ Tim J. Goff
                                               Tim J. Goff
                                               President


                                               /s/ Tim J. Goff
                                               Tim J. Goff

                                               /s/ Thomas Barrow
                                               Thomas Barrow

                                               /s/ James E. Sowell
                                               James E. Sowell

                                               /s/ B. Carl Price
                                               B. Carl Price

                                               /s/ Don Wm. Reynolds
                                               Don Wm. Reynolds

                                               /s/ Christie Price
                                               Christie Price

                                              /s/ Robert Price
                                               Robert Price

                                              /s/ Charles D. Laudeman
                                              Charles D. Laudeman